UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ___)

1.	Name of the Registrant: Rush Enterprises, Inc.

2.	Name of Persons Relying on Exemption: Merlin Partners LP Ancora Advisors LLC

3.	Address of Persons Relying on the Exemption: c/o Ancora Advisors LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 441242

4.	Written Materials: Attached hereto as an exhibit is a copy of a press release issued on May 7, 2015. This material is being submitted pursuant to Rule 14a-6(g)(1).

ISS Supports Ancora’s Proposal to Collapse Rush Enterprises’ (RUSHA, RUSHB) Dual-Class Share Structure

CLEVELAND, May 7, 2015 /PRNewswire/ -- Ancora Advisors LLC announced today that Institutional Shareholder Services (“ISS”) is recommending shareholders vote in favor of the proposal to collapse Rush Enterprises, Inc.’s (NASDAQ: RUSHA, RUSHB) dual-class share structure submitted by an affiliate of Ancora Advisors LLC.  Ancora submitted the shareholder proposal, which was included in the company’s definitive proxy statement (filed with the SEC on April 3, 2015), calling for management to develop a strategy to employ a one-share, one vote capital structure.  The Rush Enterprises Annual Meeting will occur on May 19, 2015.  In its report dated May 5, 2015, ISS stated that:

“Support for the non-binding shareholder proposal to eliminate the dual-class share structure is warranted, as a single-class structure in which all shareholders have equal voting rights would protect shareholders' interests in the long run, and an expression of support for the one-share, one-vote principle would not by itself cause the termination of contracts which require a certain level of insider voting power.”

Ancora presented evidence in its April 27, 2015 ISS presentation materials that the historical Total Stockholder Return (TSR) for the company’s shares has not tracked its earnings growth, and that the dual-class share structure is the likely culprit.  Ancora highlighted numerous studies that demonstrate the fact that companies with dual-class shares significantly underperform on average.  A one-share, one-vote equity structure should allow minority shareholders to participate in the phenomenal growth of the company by boosting TSR to match EPS growth.

Ancora stated in its ISS presentation its belief that the Peterbilt contract will not be in danger if the resolution to collapse the dual-class structure is approved.  ISS recognizes this fact by pointing out that Rush is an important distributor of PACCAR’s products, namely its Peterbilt trucks:

“At the same time, Rush is Peterbilt’s largest dealer, and sales through Rush account for a significant portion (albeit less than a majority) of PACCAR’s revenue.  The relationship is therefore very important to PACCAR as well, and PACCAR management – which is answerable to its own shareholders – would not be able to easily drop the largest dealer of its flagship brand merely because the company’s shareholders expressed a preference for equal voting rights.”

Ancora continues to believe the collapse of the dual-class share structure will benefit ALL shareholders.  Ancora urges all shareholders to read the proxy statement containing its proposal for the company to develop a plan to collapse the dual-class share structure, and to vote “YES” on the proposal.  The proxy is available at www.sec.gov.

About Ancora Advisors

Ancora Advisors LLC is a registered investment adviser with the Securities and Exchange Commission of the United States.  Ancora offers comprehensive investment solutions for institutions and individuals in the areas of fixed income, equities, global asset allocation, alternative investments and retirement plans.  A more detailed description of the company, its management and practices are contained in its "Firm Brochure" (Form ADV, Part 2A). A copy of this form may be received by contacting the company at: 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124, Phone: 216-825-4000, or by visiting the website, www.ancora.net/adv.

Contact:

James Chadwick
216-825-4000